Motive Capital Corp II

7 World Trade Center

250 Greenwich Street, Floor 47

New York, NY 10007

VIA EDGAR

November 25, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Rakip and Isaac Esquivel

Re:	Motive Capital Corp II Form 10-K for the year ended December 31, 2021 Filed March 30, 2022 File No. 001-41127

Ladies and Gentlemen:

This letter is being submitted on behalf of Motive Capital Corp II (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 14, 2022 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the year ended December 31, 2021 filed on March 30, 2022 (the “Form 10-K”).

Set forth below in italics is the comment contained in the Staff’s Comment Letter. Immediately below the Staff’s comment is the Company’s response to that comment.

Form 10-K for the year ended December 31, 2021 filed March 30, 2022

General

1.	Staff Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company acknowledges the Staff’s comment and in future filings we will disclose how this fact could impact our ability to complete an initial business combination. The Company respectfully informs the Staff that the Sponsor is controlled by, or has substantial ties with, a non-U.S. person domiciled in the United States who holds an O-1 visa.

In the interest of disclosure, the Company intends to include in future Forms 10-Q and Forms 10-K filed with the Commission prior to the completion of its initial business combination, and if appropriate, any proxy and/or registration statement filed with the Commission in connection with its initial business combination, the following language highlighting the risks to investors that we may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS).

“If we were considered to be a “foreign person,” we might not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations or review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”).

Our Sponsor is controlled by, or has substantial ties with a non-U.S. person domiciled in the United States. Acquisitions of, and investments in, certain U.S. businesses by entities controlled by a non-U.S. Person may be subject to rules or regulations that limit foreign ownership. CFIUS is an interagency committee authorized to review certain transactions involving investments by foreign persons in U.S. businesses that have a nexus to critical technologies, critical infrastructure and/or sensitive personal data in order to determine the effect of such transactions on the national security of the United States. Were we considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions, CFIUS review and/or mandatory filings.

If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or, if we determine that such filings are not mandatory or otherwise advisable, we may decide to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. The potential limitations and risks may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership. Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and result in additional fees and expenses that would be borne by the Company.

Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time-period may require us to liquidate. If we liquidate, our public stockholders may only receive their pro rata share of amounts held in the trust account, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

We hope that the foregoing has been responsive to the Staff’s comment. If the Staff has any questions or would like further information concerning the Company’s response to the Comment Letter, please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Kristy Trieste

Chief Financial Officer